Filed pursuant to Rule 433
November 1, 2007
Relating to Preliminary Pricing Supplement No. 320 to
Registration Statement Nos. 333-137691, 333-137691-02
 Dated September 29, 2006
ABN AMRO Bank N.V. PRINCIPAL PROTECTED NOTES
Preliminary Pricing Sheet – November 1, 2007
4.5 YEAR, PRINCIPAL PROTECTED RAINBOW SECURITIES LINKED TO THE VALUE OF A BASKET COMPRISED OF THE DOW JONES EURO STOXX 50 INDEX, THE S&P 500 INDEX® AND THE NIKKEI 225 STOCK AVERAGE
100% PRINCIPAL PROTECTION DUE MAY 30, 2012

OFFERING PERIOD: NOVEMBER 14, 2007 – NOVEMBER 26, 2007

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa2, S&P AA-)
Lead Agent:	ABN AMRO Incorporated
Offering:	Principal Protected Securities due May 30, 2012 linked to the value of a basket comprised of the Dow Jones EURO STOXX 50 Index, the S&P 500 Index® and the Nikkei 225 Stock Average (the “Securities”).
Underlying Basket:
A basket consisting of the Dow Jones EURO STOXX 50 Index (Ticker: SX5E), the S&P 500 Index® (Ticker SPX) and the Nikkei 225 Stock Average (Ticker NKY). We refer to each of the indices comprising the Underlying Basket as a “Basket Index”.

Coupon:	None. The Securities do not pay interest.
Denomination/Principal:	$1,000 and integral multiples thereof
Issue Size:	TBD
Issue Price:	100%
Principal Protection Level:	100%. Any additional payment at maturity is dependent on the basket return.
Payment at Maturity:
At maturity, you will receive for each $1,000 principal amount of Securities a cash amount calculated as follows:
(1) if the basket return is positive, $1,000 plus [participation rate x ($1,000 x basket return)]; or
(2) if the basket return is zero or negative $1,000.

Basket Return:
The basket return for each $1,000 principal amount of Securities will be equal to:
(50% x R1) + (30% x R2) + (20% x R3)
where R1 is the highest index return of the three Basket Indices, R2 is the second highest index return of the three Basket Indices, and R3 is the third highest index return of the three Basket Indices.

Index Return:	The index return on a Basket Index is the percentage change in the value of such Basket Index, calculated as: Final Index Value - Initial Index Value Initial Index Value
Initial Index Level:	For each Basket Index, the closing value of such Basket Index on the pricing date.
Final Index Level:	For each Basket Index, the closing value of such Basket Index on the determination date.
Contingent Payment Debt instrument Comparable Yield:	TBD on Pricing Date
Determination Date:	With respect to each Basket Index, the third trading day prior to the maturity date, subject to adjustment as described in “Description of the Securities -Determination Date.”
Participation Rate:	The participation rate will be determined on the pricing date and will be no less than .625 (or 62.5%) and no more than .675 (or 67.5%).
Indicative Secondary	• Internet at: www.s-notes.com

Pricing:	• Bloomberg at: PIPN <GO>
CUSIP:	00078UD64 ISIN: US00078UD644
Status:	Unsecured, unsubordinated obligations of the Issuer
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive
Pricing Date:	November 27, 2007, subject to certain adjustments as described in the related pricing supplement
Settlement Date:	November 30, 2007
Determination Date:	May 25, 2012, subject to certain adjustments as described in the related pricing supplement
Maturity Date:	May 30, 2012 (Four Years Six Months)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offerings to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offerings of the Securities.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting ABN AMRO Holding N.V. on the SEC website at  .  Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

SUMMARY

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 5 of this document.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

The Securities are senior notes issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are linked to the value of a basket comprised of three indices: the Dow Jones EURO STOXX 50 Index, the S&P 500 Index and the Nikkei 225 Stock Average, which basket we refer to as the Underlying Basket.  We refer to the indices in the Underlying Basket as the Basket Indices and to each such index as a Basket Index.  The Securities have a maturity of four years and six months.  The payment at maturity of the Securities is determined based on the performance of the Underlying Basket, as described below.  Unlike ordinary debt securities, the Securities do not pay interest. If the basket return is zero or negative you will be entitled to receive only the principal amount of $1,000 per Security at maturity.  In such a case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

What will I receive at maturity of the Securities and how is this amount calculated?

At maturity you will receive, for each $1,000 principal amount of Securities, a cash payment calculated as follows:

(1)     If the basket return is positive $1,000 plus [participation rate x ($1,000 x basket return)]; or

(2)     If the basket return is zero or negative $1,000.

The participation rate will be determined on the pricing date and will be no less than .625 (or 62.5%) and no more than .675 (or 67.5%). Accordingly, you will never receive the full basket return calculated as described herein if the basket return is positive; you will only benefit from a portion of the basket return equal to the participation rate if the basket return is positive.

We call the Securities “Rainbow Securities” because of the way the basket return is calculated. The basket return is not calculated as an arithmetic average of the three Basket Indices comprising the Underlying Basket. Instead, the basket return for each $1,000 principal amount of Securities will be equal to:

(50% x R1) + (30% x R2) + (20% x R3)

where,

  •           R1 is the highest index return of the three Basket Indices;

  •           R2 is the second highest index return of the three Basket Indices; and

  •           R3 is the third highest index return of the three Basket Indices.

For each of the three Basket Indices, the index return on a Basket Index is the percentage change in the value of such Basket Index, over the term of the Securities, calculated as:

Final Index Level–Initial Index Level
Initial Index Level

where for each Basket Index,

  •           the initial index level is the closing value of such Basket Index on the pricing date; and

  •           the final index level is the closing value of such Basket Index on the determination date.

What is the Participation Rate which is used in the calculation of the Supplemental Redemption Amount?

If the basket return is positive the payment due at maturity is calculated as $1,000 plus the product of the participation rate times ($1,000 times the basket return).  The participation rate will be determined on the pricing date and will be no less than .625 (or 62.5%) and no more than .675 (or 67.5%).  The participation rate reduces the basket return.  This means if the basket return is positive, you will not receive the full basket return calculated as described in "What will I receive at maturity of the

Securities and how is this amount calculated?" You will only benefit from a portion of the basket return equal to the participation rate if the basket return is positive.

Will I receive interest payments on the Securities?

No. You will not receive any interest on the Securities.

Will I get my principal back at maturity?

Subject to the credit of ABN AMRO Bank, N.V. as theissuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the Bank’s obligations under the Securities, you will receive your principal back at maturity of the Securities.  However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which may or may not include the return of your full principal amount. There may be little or no secondary market for the Securities. Accordingly, you should be willing to hold your securities until maturity.

Can you give me examples of the payment I will receive at maturity depending on the Basket Return?

Example 1: If, for example, on the determination date the Dow Jones EURO STOXX 50 Index had the highest index return (R1 = 23%), the S&P 500 Index had the second highest index return (R2 = 18.6%), and the Nikkei 225 Stock Average had the third highest index return (R3 = 9.7%) of the three Basket Indices, and the hypothetical participation rate was .65 (or 65%) then the basket return would be calculated as follows:

(50% x 23%) + (30% x 18.6%) + (20% x 9.7%) = 19.02%

In this hypothetical example, the basket return is positive. Therefore, the payment at maturity will be calculated as:

$1,000 + [.65 x ($1,000 x 19.02%)] = $1,123.63

As a result, you would receive at maturity the principal amount of $1,000 plus $123.63, for a total payment of $1,123.63 per Security. In this case, the basket return was 19.02% but you would have only received a return on your initial principal investment of 12.36% over the term of the Securities because you only benefit from a portion of the basket return equal to the participation rate (65% in this hypothetical example).

Example 2:  If, for example, the Dow Jones EURO STOXX 50 Index had had the highest index return (R1 = 12.2%), the Nikkei 225 Stock Average had the second highest index return (R2 = 8%), and the S&P 500 Index had the third highest index return (R3 = –14.4%), of the three Basket Indices and the participation rate was .65 (or 65%), then the basket return would be calculated as follows:

(50% x 12.2%) + (30% x 8.0%) +
(20% x – 14.4%) = 5.62%

In this hypothetical example, the basket return is positive. Therefore, the payment at maturity will be calculated as:

$1,000 + [.65 x ($1,000 x 5.62%)] = $1,036.53

As a result, you would receive at maturity the principal amount of $1,000 plus $36.53, for a total payment of $1,036.53 per Security. In this case, the basket return was 5.62% but you would have only received a return on your initial principal investment of 3.65% over the term of the Securities because you only benefit from a portion of the basket return equal to the participation rate (65% in this hypothetical example).

Example 3: If, for example, the Nikkei 225 Stock Average had the highest return (R1 = – 10%), the Dow Jones EURO STOXX 50 Index had the second highest return (R2 = –10.2%), and the S&P 500 Index had the third highest return (R3 = –20.9%), of the three Basket Indices and the participation rate was .65 (or 65%), the basket return would be calculated as follows:

(50% x –10%) + (30% x –10.2%) +
(20% x –20.9%) = –12.24%

In this hypothetical example, the basket return is negative. Therefore, the payment at maturity will be $1,000.

Since the basket return is negative you will be entitled to receive only the principal amount of $1,000 per Security at maturity.  This means you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

These examples are for illustrative purposes only. It is not possible to predict the closing levels of the Basket Indices on the determination date. The Initial Index Level is subject to adjustment as set forth in the related pricing supplement.

What if I have more questions?

 You should read “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities.  ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

Investors should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them.  It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities.  In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the Securities.  Any obligations or Securities sold, offered, or recommended are not deposits of ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Market Risk

The Securities do not pay any interest. The rate of return, if any, will depend on the performance of the Basket Indices comprising the Underlying Basket.  If the Basket Return of the Underlying Basket is zero or negative, you will be entitled to receive only the principal amount of $1,000 per Security at maturity.  In such a case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

Because we determine the Basket Return by assigning a different weight to each Index Return based on the performance of each Basket Index relative to the other Basket Indices, the return on the Securities at maturity will not equal the actual aggregate return on the Basket Indices over the same period, which return may be higher, perhaps significantly, than the return payable on the Securities.  Further, because the participation rate is less than 100%, you will only participate in a portion of the basket return, if any, equal to the participation rate, rather than in the full basket return.  This means that your payment at maturity, if any, will be based upon less than 100% of the basket return.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange.  Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity.  Such factors include, but are not limited to, time to maturity, the levels of the Basket Indices, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

The Securities will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. Accordingly, U.S. taxable investors, regardless of their method of accounting, will be required to accrue as ordinary income amounts based on the “comparable yield” of the Securities, as determined by us, even though they will receive no payment on the Securities until maturity.  In addition, any gain recognized upon a sale, exchange or retirement of the Securities will generally be treated as ordinary interest income for U.S. federal income tax purposes.

Investors should review the “Taxation” section in the related Pricing Supplement and the Section entitled "United States Federal Income Taxation" (in particular the sub-section entitled "United States Federal Income Taxation – Contingent Payment Debt Instruments") in the accompanying Prospectus Supplement.  Additionally, investors are urged to consult their tax advisor regarding the tax treatment of the Securities and whether a purchase of the Securities is advisable in light of the tax treatment and their particular situation.